SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2003
Commission File Number: 333-09154

CTI Holdings S.A.
(Translation of registrant’s name into English)

Avenida Figueroa Alcorta 3259
Buenos Aires, Argentina C1425CKY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2003
CTI Holdings S.A.
	By:	/s/ Walter C. Forwood Walter C. Forwood Chief Executive Officer

EXHIBIT INDEX

EXHIBIT 99.1:	Summary of the Financial Statements for the year ended ended, and as of, December 31, 2002 filed with the Comisión Nacional De Valores audited in accordance with accounting principles generally accepted in Argentina.